SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2002

CIMATRON LIMITED

(Translation of Registrant's name into English)

11 Gush Etzion Street, Givat Shmuel, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F |X|	Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes |_|	No |X|

             On November 18, 2002, the Registrant issued the press release which is filed as Exhibit 1 to this Report on Form 6-K and which is hereby incorporated by reference herein.

Exhibit 1

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIMATRON LIMITED By:__________/s/______________ Micha Ronen Chief Financial Officer

Dated: November 19, 2002

EARNINGS RELEASE

- For Immediate Release -

CIMATRON LIMITED REPORTS THIRD QUARTER RESULTS
SIGNIFICANTLY IMPROVED RESULTS COMPARED TO Q3 2001

Givat Shmuel, Israel, - November 18, 2002- Cimatron Limited (NASDAQ: CIMT), a leading developer of CAD/CAM solutions for the tooling industry, today announced its results for the third quarter ending September 30, 2002.

Third quarter revenues were $5 million, a 5.2% decrease from $5.28 million for the same quarter last year. Revenues for the first nine months resulted in $15.74 million, a decrease of 2.2% compared to $16.1 million for the first nine months of 2001. Quarterly gross profit was $3.87 million or 77.4% of the revenues, up 4% from the third quarter last year (73%).

Net loss for the quarter was $269,000 or 3 cents per share, as compared to the net loss of $980,000 or 12 cents per share for the third quarter last year. Net loss for the first nine months was $24,000, compared to a net loss of $4.53 million for the same period last year (or a loss 57 cents per share).

Selling, general and administrative expenses were $2.87 million, up 4.6% from $2.74 million for the same period a year ago, which reflects our continued investment in the Company's international distribution network. Research and development expenses were reduced to $1.27 million from $1.55 million in the second quarter 2002, and $1.7 million in the third quarter last year, a reduction of 18% compared to Q2 2002, and a reduction of 25.4% compared to Q3 2001. Operating loss was $262,000, the same as Q2 2002, down from an operating loss of $589,000 for the same quarter in 2001.

Micha Ronen, VP Finance and CFO of Cimatron, commented, "We have managed to maintain and even improve our gross profit to a level of over 77% and reduce our total operating expenses (R&D, SG&A), two elements that accounted for improved operating results."

"Although the third quarter is commonly our slower quarter, and in spite of decreased investments in technology, our quarterly results show that our customers believe in Cimatron's solution and in our contribution to their business," said Nitzan Sapir, President and CEO of Cimatron.

About Cimatron Ltd.
Cimatron Ltd., (NASDAQ: CIMT) is a leading developer of integrated CAD/CAM solutions for the tooling industry. Through our Data-to-Steel product philosophy, Cimatron provides mold, tool and die makers with comprehensive, unique solutions that streamline manufacturing processes, support collaboration with outside vendors, and significantly shorten product delivery time. Founded in 1982, the company has over 8,000 customers, with over 14,000 installations in the automotive, consumer plastics and electronics industries worldwide. Cimatron provides comprehensive pre- and post-sales support to its customers in over 35 countries through its network of subsidiaries and distributors. For more information, please visit Cimatron's website at www.cimatron.com.

Company Contact
Micha Ronen
Chief Financial Officer
Cimatron Ltd.
972-3-531-2121
michar@cimatron.com

This release contains certain forward-looking statements which involve known and unknown risks, uncertainties or other factors not under the Company's control which may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission.

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                   September 30,       June 30,
                                                                        2002             2002
                                                                    (unaudited)      (unaudited)
                                         ASSETS
CURRENT ASSETS:
 Total Cash, cash equivalents and short-terms investments              $ 8,791         $ 10,188
 Other current assets                                                    6,656            7,121
  Total  current assets                                                 15,447           17,309
                                                                       -------          -------

  Deposits with insurance companies and severance pay fund               2,612            2,539
                                                                       -------          -------
  Net property and equipment                                             1,088            1,165
                                                                       -------          -------

  Total other assets                                                     2,694            2,795
                                                                       -------          -------
   Total assets                                                       $ 21,841         $ 23,808
                                                                       =======          =======
                          LIABILITIES AND SHAREHOLDERS' EQUITY
  Total current liabilities                                              4,932            6,516
                                                                       -------          -------

Accrued sevrued pay                                                      2,945            2,915
                                                                       -------          -------

  Total shareholders' equity                                            13,964           14,377
                                                                       -------          -------
   Total liabilities and shareholders' equity                         $ 21,841         $ 23,808
                                                                       =======          =======

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

                                                   Three months ended                   Nine months ended
                                                       September 30,                       September 30,
                                                  2002             2001               2002            2001
                                                        (unaudited)                        (unaudited

Total revenue                                     5,006            5,279             15,737           16,093
                                                 -------          -------            -------          -------

Total cost of  revenue                            1,132            1,426 *            3,640            4,750 *
                                                 =======          =======            =======          =======

Gross profit                                      3,874            3,853             12,097           11,343

Research and development expenses, net            1,269            1,702 *            4,134            5,923 *

Selling, general and administrative expenses      2,867            2,740 *            8,383            9,315 *
                                                 -------          -------            -------          -------
Operating income (loss)                            (262)            (589)              (420)          (3,895)
                                                 -------          -------            -------          -------

Net income (loss)                                $ (269)          $ (980)             $ (24)        $ (4,530)
                                                 =======          =======            =======          =======

Net income (loss) per share                     $ (0.03)         $ (0.12)                 -          $ (0.57)
                                                 =======          =======            =======          =======

*  Reclassified

Weighted average number of
   shares outstanding                             8,001            8,001              8,001            7,991